For immediate release	Exhibit No. 99.1

FAIRMONT HOTELS & RESORTS
ASSUMES MANAGEMENT OF THE SAVOY HOTEL IN LONDON

TORONTO, January 19, 2005 - Fairmont Hotels & Resorts Inc. (“Fairmont”)(TSX/NYSE: FHR) is pleased to announce that it has assumed management of The Savoy Hotel, one of London’s most-recognized luxury hotel properties.

Kingdom Hotels International (“Kingdom”), a company affiliated with His Royal Highness Prince Alwaleed Bin Talal Bin Abdulaziz Al Saud and Bank of Scotland Corporate, part of HBOS plc, also announced today the acquisition of the hotel from Quinlan Private.

The hotel will now be known as “The Savoy, A Fairmont Hotel”. This hotel is Fairmont’s second destination in Europe, following closely on the December 2004 acquisition of the Monte Carlo Grand, purchased by Fairmont, Kingdom and Bank of Scotland Corporate in the first transaction for their joint venture aimed at investing in luxury hotels across Europe.

“We are extremely pleased to have added The Savoy to the Fairmont collection,” said William R. Fatt, Fairmont’s Chief Executive Officer. “Fairmont is looking forward to ongoing brand growth in Europe and continuing our successful relationship with Prince Alwaleed and Bank of Scotland.”

About The Savoy
Built in 1889 as an annex to Richard D'Oyly Carte's adjacent Savoy Theatre the 263-room Savoy offers 19,000 square feet of distinctive function space, stunning Thames views and an incomparable location close to Covent Garden, the West End theatres, Trafalgar Square and the City financial district.   Its famous features include the Michelin-starred Savoy Grill, the American Bar and one of two rooftop pools in the city.  In January 2005, The Savoy was noted on both the “Conde Nast Traveler Gold List” and the “Travel + Leisure 500” alongside other celebrated Fairmont Hotels & Resorts.

About Fairmont Hotels & Resorts Inc.
FHR is one of North America's leading owner/operators of luxury hotels and resorts. FHR's managed portfolio consists of 83 luxury and first-class properties with more than 33,000 guestrooms in the United States, Canada, Mexico, Bermuda, Barbados, United Kingdom, Monaco and the United Arab Emirates. FHR owns Fairmont Hotels Inc., North America's largest luxury hotel management company, as measured by rooms under management, with 46 distinctive city center and resort hotels such as The Fairmont San Francisco, The Fairmont Banff Springs and The Fairmont Scottsdale Princess. FHR also owns Delta Hotels, Canada's largest first-class hotel management company, which manages and franchises 37 city center and resort properties in Canada. In addition to hotel management, FHR holds real estate interests in 23 properties and an approximate 24% investment interest in Legacy Hotels Real Estate Investment Trust, which owns 24 properties.

Note to Editors: Images available upon request.

CONTACTS
Fairmont Hotels & Resorts Inc.
Media:	Investors:
Laura Fairweather	Denise Achonu
Executive Director, Public Relations	Executive Director, Investor Relations
Tel: 416.874.2404	Tel: 416.874.2485
Email: communication@fairmont.com	Email: investor@fairmont.com
Website: www.fairmont.com	Website: www.fairmont.com/investor